BROOGE ENERGY LIMITED
C/O BROOGE PETROLEUM AND GAS INVESTMENT COMPANY FZE
P.O. BOX 50170
FUJAIRAH, UNITED ARAB EMIRATES

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D61552-P62878 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

BROOGE ENERGY LIMITED

The Board of Directors recommends you vote FOR the following proposals:

	For All	Withhold All	For All Except
	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

A. Appointment of Directors

Nominees:

01) To re-appoint Dr. Yousef M. M. Alassaf
02) To re-appoint Dr. Simon V. Madgwick
03) To re-appoint Nicolaas L. Paardenkooper
04) To re-appoint Saleh M. Yammout
05) To re-appoint Bryant Edwards
06) To re-appoint Lina Saheb
07) To re-appoint Tony Boutros
08) To re-appoint Nariman N. Karbhari

	For	Against	Abstain
B. Proposal No. 09: Ratification of appointment of PricewaterhouseCoopers as independent registered public accounting firm for 2021.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournments thereof.

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date		Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and the 2020 Annual Report on Form 20-F are available at www.proxyvote.com.

D61553-P62878

BROOGE ENERGY LIMITED
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
ANNUAL GENERAL MEETING
DECEMBER 16, 2021

The undersigned appoints ____________________, or failing him/her, Nicolaas Paardenkooper as proxy, with the power to appoint his/her substitute, and authorizes such proxy to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Brooge Energy Limited held of record by the undersigned at the close of business on October 28, 2021 at the Annual General Meeting of Brooge Energy Limited to be held on December 16, 2021, or at any adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE APPOINTMENT OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR PROPOSAL NO. 09, AND IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSON NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE